UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto as exhibits and incorporated by reference herein are the following documents:

1.1.	Underwriting Agreement dated May 24, 2011, among J. P. Morgan Securities LLC and Barclays Capital Inc., as Representatives of the several Underwriters listed in schedule 1 thereto, and Orbotech Ltd.

5.1.	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co., Law offices (Israeli counsel to the Registrant).

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-164035) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Raanan Cohen
Raanan Cohen
President and
Chief Executive Officer

By:	/s/ Amichai Steimberg
Amichai Steimberg
Chief Operating Officer

Date: May 31, 2011